UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2006            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated October 2, 2006

2.

News Release dated November 2, 2006

3.

News Release dated November 2, 2006 (2)

4.

Interim Financial Statements (unaudited) for the 9 month period ended July 31, 2006.

5.

Management Discussion and Analysis for the 9 month period ended July 31, 2006.

6.

Certification of CEO

7.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: January 31, 2007	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

Exhibits:

99.1

News Release dated October 2, 2006

99.2

News Release dated November 2, 2006

99.3

News Release dated November 2, 2006 (2)

99.4

Interim Financial Statements (unaudited) for the 9 month period ended July 31, 2006.

99.5

Management Discussion and Analysis for the 9 month period ended July 31, 2006.

99.6

Certification of CEO

99.7

Certification of CFO